

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

March 1, 2010

Steve Zhang
Chief Executive Officer
AsiaInfo Holdings, Inc.
4th Floor, Zhongdian Information Tower
6 Zhongguancun South Street, Haidian District
Beijing, 100086, China

> **Re:** **AsiaInfo Holdings, Inc.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed February 25, 2010**
> **File No. 001-15713**

Dear Mr. Zhang:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (206) 839-4801
Kristi Lynn Darnell-Weichelt, Esq.
DLA Piper